Filed by Nuveen Select Tax-Free Income Portfolio

(Commission File No. 333-288619)

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen California Select Tax-Free
Income Portfolio

(Commission File No. 811-06623)

Nuveen California Select Tax-Free Income Portfolio (NXC)

Nuveen New York Select Tax-Free Income Portfolio (NXN)

Nuveen Select Tax-Free Income Portfolio (NXP)

ANNUAL MEETING OF SHAREHOLDERS

IMPORTANT SHAREHOLDER INFORMATION

Please vote promptly

VOTING IS QUICK AND EASY

Dear Shareholder:

We recently sent you proxy materials concerning important proposals regarding your investment, which will be considered at the Annual Meeting of Shareholders on November 14, 2025. This letter was sent to you because you held shares on the record date and we have not received your vote.

Your vote is critical to this process. Please vote as soon as possible.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Mark L. Winget

Vice President and Secretary

The Nuveen Closed-End Funds

Vote Online Visit the website noted on the enclosed proxy card and follow the instructions	Vote by Mail Mail your signed proxy card(s) in the postage-paid envelope

Vote by Phone Call the toll-free number printed on the enclosed proxy card and follow the automated instructions. Available 7 days a week 24 hours a day.	Speak with a Proxy Specialist Call 1-877-325-6510 with any questions. Specialists can assist with voting. Available Mon-Fri from 9 a.m. – 11 p.m. ET and Sat from noon – 6 p.m. ET

Good day,

The Board of the Nuveen Closed End Funds needs to hear from their shareholders regarding a very important matter, and the deadline is quickly approaching.

Every vote is important and helps the Funds reach the vote requirement for the meeting, which is scheduled to be held on Friday, November 14, 2025. The Board is recommending a “FOR” vote on all proposals, which are described in detail in the proxy statement.

We would be happy to assist by answering any questions about the proposals and by recording a vote over the phone. Voting by phone is a quick way to participate, ensuring that enough votes are received to convene the meeting and avoid an adjournment.

Please call toll-free (866) 989-5419 and provide reference number <<GS Number>>. We are available from 9:00am until 11:00pm Eastern Time weekdays and from Noon to 6:00pm Eastern Time on Saturday.

Thank you for your time and attention to this matter. We look forward to your call.

Best Regards,

<<Supervisor>>
<<GS Number>>
Computershare
(866) 989-5419
1290 Avenue of the Americas, 9th Floor.
New York, NY 10104
www.cfs.computershare.com

| CERTAINTY | INGENUITY | ADVANTAGE |

If you do not wish to receive any further commercial email, please reply to this email with ‘UNSUBSCRIBE’, or write to:
Computershare
1290 Avenue of the Americas, 9th Floor.
New York, NY 10104

Good day,

We need your help so please vote now! At this time, we have no voting instruction for your Nuveen Closed End Funds shares and the deadline to cast your vote is quickly approaching. It’s imperative that the Board hears from all shareholders and that your shares are represented regarding this important business matter.

The Board is recommending a “FOR” vote on the proposals, as described in detail in the proxy statement. Exercising your right to vote, regardless of the number of shares you own, is essential for the Nuveen Closed End Funds to achieve the participation needed to successfully conduct the meeting and avoid an adjournment.

We would be happy to assist by answering any questions about the proposals and by recording a vote over the phone. Voting by telephone is the quickest way to participate and ensures that you receive a printed confirmation that your vote has been submitted. You WILL NOT be asked for any confidential information and your call will be recorded for your protection.

PLEASE VOTE NOW BY CALLING
Number: (866) 989-5419
Hours: Weekdays - 9:00am until 11:00pm and Saturdays - Noon to 6:00pm ET
Reference Number: <<GS Number>>

The shareholder meeting is scheduled to be held on Friday, November 14, 2025, so call us now to ensure that your vote is recorded!

Best Regards,

<<Supervisor>>
<<GS Number>>
Computershare
(866) 989-5419
1290 Avenue of the Americas, 9th Floor.
New York, NY 10104
www.cfs.computershare.com

| CERTAINTY | INGENUITY | ADVANTAGE |

If you do not wish to receive any further commercial email, please reply to this email with ‘UNSUBSCRIBE’, or write to:
Computershare
1290 Avenue of the Americas, 9th Floor.
New York, NY 10104

Dear Shareholder,

Time is running out! The Nuveen Closed End Funds shareholder meeting is scheduled to be held this Friday, November 14, 2025. The Board strongly encourages all shareholders to cast their votes, make their voices heard, and ensure the meeting proceeds without the need for adjournment.

The proxy statement contains all the essential information about the proposals. Please review the statement and consider the potential benefits that the proposals could bring to the Funds.

If you have any questions or need assistance with submitting your vote, please do not hesitate to contact us. Our team is available to assist you from 9:00 am to 11:00 pm Eastern Time on weekdays and from Noon to 6:00 pm Eastern Time on Saturday.

To record your vote, please call toll-free (866) 989-5419 and provide reference number <<GS Number>>.

Your participation is of the utmost importance. The meeting is less than 7 days away and your vote, regardless of how many shares you own, is critical to ensure that enough votes are received to hold the meeting. We appreciate your continued support and eagerly anticipate your contribution.

Thank you for your attention to this matter.

Sincerely,

<<Supervisor>>
<<GS Number>>
Computershare
(866) 989-5419
1290 Avenue of the Americas, 9th Floor.
New York, NY 10104
www.cfs.computershare.com

| CERTAINTY | INGENUITY | ADVANTAGE |

If you do not wish to receive any further commercial email, please reply to this email with ‘UNSUBSCRIBE’, or write to:
Computershare
1290 Avenue of the Americas, 9th Floor.
New York, NY 10104